Exhibit 99.1

VINCI PARTNERS ANNOUNCES R$364 MILLION CAPITAL RAISE FOR SHOPPING MALL REIT

Rio de Janeiro, September 27, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of the seventh issue of additional quotas for Vinci Shopping Centers FII (“VISC”, “the Fund”), a listed shopping mall REIT managed by Vinci Partners’ Real Estate segment.

VISC is a perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of shopping malls in Brazil. This fundraise adds R$364 million of perpetual capital to Vinci Partners’ assets under management (“AUM”) in private market strategies.

With the offering’s proceeds the Fund has acquired stakes in four shopping malls through a R$660 million transaction with Ancar Ivanhoé (“the Company”), one of the pioneer companies in the Brazilian shopping mall sector, reaching full deployment status.

The transaction was comprised of a (i) 21.5% stake of Pantanal Shopping, in Cuiabá, Mato Grosso; (ii) 49.0% stake of Porto Velho Shopping, in Porto Velho, Rondônia; (iii) 40.0% stake of Shopping Boulevard, in Rio de Janeiro, Rio de Janeiro, and (iv) 100% stake of North Shopping Maracanaú, in Maracanaú, Ceará.

“This transaction represents an innovation in the Brazilian REIT market”, said Leandro Bousquet, partner and Head of Real Estate. “We have established a strategic partnership with Ancar Ivonhoé, one of the main shopping mall operators in Brazil, as the Company becomes a relevant quotaholder of VISC. The Fund added high-quality assets to its portfolio, two new state capitals and the first asset in the Midwest region. After this issuance of shares, VISC becomes the largest shopping mall REIT in Brazil in number of assets, with participation in 19 shopping malls across all regions of the country, and over R$2 billion in net asset value.”

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

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